VF 3-28-05



05040355

COMMISSION
549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RCI Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 Mermaid's Bight
(No. and Street)

Naples (City) FL (State) 34103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Kiely (312) 786-5961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John R. Steger, CPA
(Name – *if individual, state last, first, middle name*)

401 S. LaSalle St., Suite 606 (Address) Chicago (City) IL (State) 60605 (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
179
SECTION

PROCESSED
APR 04 2005 E
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-28-05

OATH OR AFFIRMATION

I, Fred Rice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RCI Limited Partnership, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Fred Rice
Signature

~~Pres.~~ President Rice Trading Co, General Partner RCI L.P.
Title

Notary Public


"OFFICIAL SEAL"
THOMAS J. DWYER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5/15/2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN R. STEGER

CERTIFIED PUBLIC ACCOUNTANT
401 S. LASALLE STREET, SUITE 606
CHICAGO, ILLINOIS 60605
312-786-5974
FAX 312-786-5963

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Partners
RCI Limited Partnership
Naples, Florida

We have audited the accompanying statement of financial condition of RCI Limited Partnership as of December 31, 2004, and the related statements of income and changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the partners. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RCI Limited Partnership as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 22, 2005

RCI LIMITED PARTNERSHIP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Due from clearing organization	$3,679,137
Interest receivable	14,433
Marketable securities, at market value	2,082,411
Membership - Chicago Board Options Exchange, at cost	427,000
Limited partnership interest	10,000
Office equipment, net of depreciation ($59,681)	3,113
Cattle investment, at cost	276,103
Total assets	$ 6,492,197

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Securities sold, not yet purchased, at market value	$ 2,419,933
Accrued expenses	9,153
Total liabilities	2,429,086
Partners' Capital	4,063,111
Total liabilities and partners' capital	$ 6,492,197

See Notes to Financial Statements

RCI LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Organization

RCI Limited Partnership (The "Partnership") was organized under the Uniform Limited Partnership Act of Illinois on February 2, 1994. The business of the Partnership is to engage in market making activity in the trading of stock, stock options, futures and options thereon, on organized exchanges in the United States. The Partnership has been registered as a Broker/Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE) since 1994. The Partnership is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Partnership does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member of the Exchanges.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Proprietary securities transactions together with related revenues and expenses are recorded on a trade date basis. Securities and commodities owned are reflected at market value with the resulting unrealized gains and losses reflected in income.

In the normal course of business, the Partnership enters into transactions in exchange-traded financial futures contracts, including options thereon and options on securities which are used primarily to hedge certain proprietary securities and commodities positions and commitments. The contracts are valued at market with the resulting unrealized gains and losses reflected currently in income.

Depreciation

Office equipment is recorded at cost, and is depreciated over five years using an accelerated method.

Income Taxes

A Limited Partnership ("LP") does not pay federal income taxes. Each partner is responsible for reporting income (loss) based upon his or her share of the profits of the Partnership. The Partnership is subject to Illinois Replacement Tax.

NOTE 2. FINANCIAL INSTRUMENTS

Substantially all of the Partnership's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standards No. 107, and are reflected in the statement of financial condition at market or fair values.

Financial Accounting Standards No. 105 requires disclosure of information about financial instruments with off-balance sheet risk and financial instruments with concentration of credit risk. Under this statement, financial futures contracts and options on financial futures contracts are considered to be financial instruments, while commodity futures and options on commodity futures contracts are not. In the normal course of business, the Partnership enters into transactions in financial instruments with varying degrees of off-balance sheet risk. These financial instruments include corporate equity securities and options, and exchange traded financial futures, including options thereon. The trading conducted is in the normal course of a market maker's operation on an exchange. See Note 5 regarding derivatives.

NOTE 3. SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below.

	Owned	Sold, not yet purchased
Equities	$ 1,601	$ -0-
Options	2,080,810	2,419,933
	$ 2,082,411	$ 2,419,933

The options stated above represent derivative financial instruments. See Note 5.

NOTE 4. NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Partnership is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2004 the Partnership had net capital of $1,681,541 which was $1,581,541 in excess of its required capital.

NOTE 5. DERIVATIVE FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statement also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Partnership enters into transactions involving futures contracts, options on futures contracts and options on stock for trading purposes, or to hedge other positions or transactions. These contracts are marked to market daily and involve elements of market risk in excess of the amounts recognized in the statements of financial instruments held or issued by the Partnership at December 31, 2004. Securities sold, not yet purchased, represent obligations of the Partnership to deliver the specified securities and thereby creates a liability to repurchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

The notional or contractual amounts presented below do not necessarily represent the amounts which are potentially subject to risk. In addition, the measurement of risk is meaningful only when all related and offsetting transactions are identified, and the Partnership generally limits its risk by holding or purchasing offsetting positions. Open contracts or notional amounts at December 31, 2004, are as follows:

	Held	Written
Options	$ 5,474,388,073	$ 5,417,253,913
Financial Futures Contracts	$ 997,863	$ 943,700

The Partnership's principal trading activities are primarily with brokers and other market makers on exchanges throughout the United States.

NOTE 6. PRINCIPAL TRANSACTION REVENUES

During 2004 the Partnership's principal transaction revenues consisted of equity activities (including equity shares, options, futures on stock indexes, options on stock indexes) totaling $781,593.

NOTE 7. RECEIVABLE FROM CLEARING ORGANIZATION

The amount due from clearing organization results primarily from the proceeds of stock and option sales and gains from futures. The Partnership clears all transactions through a clearing organization pursuant to a clearing agreement. At December 31, 2004, substantially all assets of the Partnership are deposited with the clearing organization.

NOTE 8. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company is exposed to off balance sheet risk resulting from counter party transactions in securities. Such risk arises in the event that counter parties fail to satisfy their obligation and related collateral is insufficient. Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices that may differ from market values reflected in the statement of financial condition. The Company monitors such risk on a daily basis.

NOTE 9. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable.The Company's accounts receivable are maintained by one clearing organization. The Company manages this risk by monitoring the performance of the clearing organizations.

NOTE 10. LIMITED PARTNERSHIP INTEREST

The investment represents Class C limited partnership interest in the Company's clearing organization. As such, the interest is not readily marketable, and is carried at cost.